SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                            NEW FRONTIER MEDIA, INC.
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             (Exact name of registrant as specified in its charter)

               Colorado                                84-1084061
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 (State of Incorporation or Organization)            (IRS Employer
                                                   Identification No.)

5435 Airport Blvd., Suite 100, Boulder, CO                80301
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 (Address of principal executive offices)              (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box: [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box: [X]

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
           ----------------------------------------------------------
                                (Title of class)

                           Exhibit Index is on Page 5

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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On November 29, 2001 the Board of Directors of NEW FRONTIER MEDIA, INC., a Colorado corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on December 21, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") at a purchase price of $10 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Corporate Stock Transfer, Inc., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock after November 29, 2001 (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender or transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 21, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If there were to be a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock

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(or, in certain circumstances, cash, property or other securities of the
Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $10 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the event set forth in the preceding paragraph would entitle its holder to purchase $20 worth of Common Stock (or other consideration, as noted above) for $10. Assuming that the Common Stock had a per share value of $5 at such time, the holder of each valid Right would be entitled to purchase 4 shares of Common Stock for $10.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time until 10 days following the Stock Acquisition Date, the Company, acting by resolution of its Board of Directors (which resolution shall be effective only if it is approved by a majority of the Continuing Directors, as defined in the Rights Agreement), may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become

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exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Company, acting by resolution of its Board of Directors (which resolution shall be effective only if it is approved by a majority of the Continuing Directors), prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Company, acting by resolution of its Board of Directors (which resolution shall be effective only if it is approved by a majority of the Continuing Directors), in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

         As of November 28, 2001, there were 21,162,938 shares of Common Stock of the Company outstanding and no shares of Common Stock of the Company in the treasury. Each share of Common Stock of the Company outstanding at the close of business on December 21, 2001, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Thirty Thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

         The number and kind of shares and the purchase price of the shares covered by each Right and the number of Rights outstanding are subject to adjustment in the event of a dividend, subdivision, combination, or reclassification of the Preferred Stock such that the purchase price in effect at the time of the record date for such event and the number and kind of shares of Preferred Stock or capital stock issuable on such date shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of Preferred Stock or capital stock as if such Right had been exercised immediately prior to such dividend, subdivision, combination, or reclassification.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the directors or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Company, acting by resolution of its Board of Directors (which resolution shall be effective only if it is approved by a majority of the Continuing Directors), may, at its option, (i) at any time prior to the Distribution Date, amend the Rights Agreement, or (ii) at any time until 10 days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

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         The Rights Agreement, dated as of November 29, 2001, between the
Company and Corporate Stock Transfer, Inc., as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Designation, Preferences and Rights, the press release announcing the declaration of the Rights and a form of letter to the Company's stockholders describing the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights and the descriptions of the Rights Agreement and the Rights set forth in such press release and form of letter are qualified in their entirety by reference to the full text of the Rights Agreement.

ITEM 2.  EXHIBITS.

1 Rights Agreement, dated as of November 29, 2001, between NEW FRONTIER MEDIA, INC. and Corporate Stock Transfer, Inc., as Rights Agent, including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share, as Appendix A, the form of Rights Certificates as Appendix B and the Summary of Rights to Purchase Preferred Stock as Appendix C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date, if any (as such term is defined in the Rights Agreement).

2        Press Release of the Company dated December 4, 2001.

3        Form of letter to the Company's stockholders describing the Rights.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEW FRONTIER MEDIA, INC.

Date:    December 5, 2001           By:   /s/ Mark Kreloff
                                          Name:    Mark Kreloff
                                          Title:   Chief Executive Officer

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                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------
1 Rights Agreement, dated as of November 29, 2001, between NEW FRONTIER MEDIA, INC. and Corporate Stock Transfer, Inc., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share, as Appendix A, the form of Rights Certificates as Appendix B and the Summary of Rights to Purchase Preferred Stock as Appendix C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

2        Press Release of the Company dated December 4, 2001.

3        Form of letter to the Company's stockholders describing the Rights.

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